EXHIBIT 21.1

Subsidiaries of the registrant

Subsidiary	Jurisdiction of Organization	Ownership
Sohu ITC Information Technology (Beijing) Co., Ltd.	People's Republic of China	100%
Sohu.com (Hong Kong) Ltd.	Hong Kong	100%
ChinaRen Inc.	United States of America	100%
Sandhill Information Technology (Beijing) Co., Ltd.	People's Republic of China	100%

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